Citigroup Center 153 East 53rd Street New York, New York 10022-4611

212 446-4800 www.kirkland.com	Facsimile: 212 446-4900 Dir. Fax: 212 446-6460

October 20, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Matt Franker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Innophos Holdings, Inc.
Registration Statement on Form S-1 Originally Filed July 19, 2006
File No. 333-135851

Dear Mr. Franker:

On behalf of our client Innophos Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”). A copy of Amendment No. 3 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions of the Registration Statement, in response to certain of the comments from the Staff of the Commission (the “Staff”) in its comment letter to Mr. Randy Gress, the Company’s Chief Executive Officer, dated August 11, 2006 and to the Staff’s comments from its comment letter to Mr. Gress, dated October 19, 2006. In addition, the amendment updates certain of the disclosures contained in the Registration Statement, as amended.

We have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. Dollar amounts are in thousands unless otherwise stated herein.

Innophos Holdings, Inc.

October 20, 2006

The following seven responses address the comments of the Staff in its letter to Mr. Gress, dated August 11, 2006:

General

1.	Staff’s comment: We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure and planned dividend to likely shareholders, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include the requested information. In addition, the Company advises the Staff that it has determined that it will not be paying a dividend to its shareholders existing prior to the consummation of this offering, as had been previously contemplated.

2.	Staff’s comment: Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

Response: In response to the Staff’s comment, the Company has sent copies of the graphics and photos it intends to use in its prospectus under separate cover concurrently herewith for your review.

Risks Related to Our Common Stock and this Offering, page 25

If the private equity funds controlled by the sponsors…, page 25

26.	Staff’s comment: As you determine the number of shares being offered by the company and the selling shareholders, revise this risk factor to disclose the percentage ownership of Bain Capital and its affiliated funds following the completion of the offering, as well as if the underwriters exercise their over-allotment option. In addition, please revise to state definitively whether you will be a controlled company under NYSE governance standards.

Response: In response to the Staff’ comment, the Company has revised the Registration Statement at page 23 to disclose in the referenced risk factor (i) the percentage ownership of Bain Capital and its affiliated funds following the completion of the offering, as well as (ii) if the underwriters exercise their over-allotment option and (iii) whether the Company will be a controlled company under NASDAQ governance standards.

Innophos Holdings, Inc.

October 20, 2006

Dilution, page 32

30.	Staff’s comment: Please revise your disclosure in this section to include pro forma net tangible book value reflecting the recapitalization transaction and the dividend to be paid to existing shareholders prior to the consummation of the offering.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure at page 31 of the Registration Statement to include pro forma net tangible book deficit reflecting the recapitalization transaction. In addition, as noted above, the Company advises the Staff that it has determined that it will not be paying a dividend to its shareholders existing prior to the consummation of this offering, as had been previously contemplated.

Principal Stockholders, page 85

39.	Staff’s comment: Please revise the beneficial ownership table to reflect the number of shares being offered by each selling shareholder. If shareholders other than those named in the principal stockholder table are offering shares under this prospectus, provide a separate selling stockholder table. Refer to Item 507 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure at page 86 of the Registration Statement.

Innophos Holdings, Inc. financial statements for the fiscal year ended December 31, 2005

11. Common Stock:, page F-25

44.	Staff’s comment: We note that you issued 641,170 option strips on April 1, 2005, which represents an option to purchase one share of Class L common stock and nine shares of Class A common stock. We further note that you have assigned an exercise price for each option strip of $6.35, which equals the fair value of the underlying common shares on April 1, 2005. Please revise your disclosure either in your footnotes or in your Critical Accounting Policies and Estimates of MD&A to provide the following information:

•	State whether the determination of the fair value of your Class L and Class A common stocks was performed contemporaneously or retrospectively with the issuances of the option strips.
•	If the valuation specialist was a related party, a statement indicating that fact. Please supplementally tell us who your valuation specialist was, including a brief description of the firm’s credentials.
•	The fair value of your Class L common stock as of April 1, 2005.
•	The fair value of your Class A common stock as of April 1, 2005.
•	A description of how you estimated the fair value of your Class L and Class A common stocks as of April 1, 2005.
•	A comprehensive discussion of the significant factors and assumptions underlying your methodologies used in determining the fair value of your Class L and Class A common stocks.

Innophos Holdings, Inc.

October 20, 2006

•	Once you have determined your estimated IPO price and determined how you intend to restructure your equity instruments, expand your discussion to address each significant factor contributing to the difference between the fair value of your Class L and Class A common stocks and the estimated IPO price.

Response: As previously noted in our response dated September 8, 2006, management prepared a valuation with the assistance of a third party valuation firm contemporaneously with the grant of the option strips. The Company last granted options on April 1, 2005.

Our valuation was prepared in accordance with the guidelines established by the AICPA Audit and Accounting Practice Aid Series, “Valuation of Privately Held – Company Equity Securities Issued As Compensation” with the Company using the probability weighted expected return method. To arrive at an overall enterprise value management utilized the discounted cash flow method based on management’s projections, an 11.5% discount rate and a long term growth rate of 3%, and a market approach based on a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”). EBITDA multiples were applied to the Company’s forecasted 2005 results, the latest twelve months for the period ended March 31, 2005, the prior year results (2004) and the average prior three years’ EBITDA. These measurements resulted in a fairly tight range of enterprise values and therefore an average of the values was utilized. From this enterprise value, a liability of $32.6 million was ascribed as a contingent liability for the CNA tax claims related to our operations in Mexico, serving to reduce value by a like amount.

This resulted in a fair value of $2.53 per share (as adjusted for the planned equity restructuring in connection with this offering). Based on recent discussions with the Company’s investment banks in connection with this offering, the current estimated value is approximately $15.00 per share assuming the initial public offering occurs on or about November 2006. This valuation assumes a significant reduction to our financial leverage as described below.

The Company’s pre-IPO capital structure has a substantial amount of debt. The effect of this high leverage on the capital structure is that the majority of the increase in enterprise value accrues to the benefit of our common equity. While increases in enterprise value may result in a similar dollar increase to equity, the percentage increase to equity is magnified given the financial leverage. This means that with respect to the increasing EBITDA multiples, improved overall operating performance and the significant improvement in our financial leverage (all outlined below) most of that benefit will accrue to the common equity on a dollar for dollar basis with a disproportionate increase on a percentage basis.

Since April 1, 2005, the company has utilized cash flow from operations to pay down debt. The Company also anticipates paying down additional debt in the fourth quarter of 2006 using cash from operations as described below:

Innophos Holdings, Inc.

October 20, 2006

•	Debt reductions funded from cash flow from operations since April 2005 have amounted to $27.4 million.
•	Additionally, we expect to repay an additional $40 million using our existing cash resources of which $30 million is expected to be repaid prior to the offering, with the remainder paid in the fourth quarter.
•	Proceeds from this offering in the amount of $83.2 million will be used to reduce our outstanding floating rate senior notes.

In addition to the improvement in our financial leverage, we have experienced an improvement in our operating results and have operated above the management expectations utilized in the April 2005 valuation. The Company believes the following operating factors contributed to a higher EBITDA and overall valuation than previously periods as a result of the following developments since the option strips were issued on April 1, 2005:

•	Sustained improvement in the fundamentals of the North American Specialty Phosphates market due in part to the elimination of uneconomic capacity by competitors.
•	Realization of several broad price increases across the majority of our customers, which has led to increased revenues and EBITDA as compared to our prior projections.
•	Implementation of several manufacturing cost reduction projects which improved the yield or efficiency of several of our production facilities.
•	Positive developments with respect to our litigation with Rhodia seeking full indemnification from all CNA Claims. On June 13, 2005 we won the summary judgment motion we filed in our indemnity lawsuit against Rhodia in New York State court. That ruling (presently pending appeal by Rhodia) confirmed that the CNA Claims are “Taxes” under the Purchase and Sale Agreement with Rhodia under which the Company was created, and therefore the CNA claims are subject to full indemnification by Rhodia, and also that Rhodia is solely responsible for providing any required security in connection with the Mexican proceedings challenging the CNA Claims.
•	On August 29, 2005, in response to our petition the CNA revoked its salt water resolutions (representing approximately $106 million in claims out of the original $136 million combined CNA Claims). That revocation decision did not address our substantive arguments as to why the salt water resolutions were unlawful, but the CNA withdrew the resolutions on technical grounds, reserving the right to re-issue corrected resolutions.
•	Improvement of the Company’s net debt position in conjunction with improvement in earnings, thus reducing the overall leverage of the firm.
•	Successful completion of the transition from our former parent, Rhodia.
•	Progress towards the remediation of the material weaknesses noted in our 2005 10-K.

Most of these items have significantly improved the Company’s operating performance and EBITDA from April 1, 2005 through the date of this prospectus. Also, due to these positive developments with respect to the CNA claims, the $32.6

Innophos Holdings, Inc.

October 20, 2006

million liability ascribed to this litigation for valuation purposes is no longer deemed necessary, which in turn has increased the value of our Company.

Finally, along with our peer group, our overall valuation has benefited from a general increase in market multiples in our industry.

The Company has revised the disclosure in the section of the Registration Statement entitled “Management, Discussion & Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” to include the factors which have led to the increase in the value of the option strips to supplement the stock option disclosure therein.

The Company notes that it has previously responded to the Staff’s comments in the first through sixth bullet points above, in its response letter to the Staff dated September 8, 2006.

12. Earnings per share (EPS), page F-26

Pro forma Earnings (Loss) Per Share (unaudited), page F-27

45.	Staff’s comment: We note that you used the proceeds of your $120 million Floating Rate Senior Notes to pay a $115.6 million dividend to shareholders, which appears to have exceeded earnings from the previous 12 months. We also note that you intend to use a portion of the proceeds from this offering to pay existing stockholders a dividend. In accordance with SAB Topic 1:B.3, please ensure that your pro forma earnings (loss) per share includes the impact of your dividends. Otherwise, please tell us why you do not believe the dividends are required to be reflected in pro forma earnings (loss) per share.

Response: The Company advises the Staff that its pro-forma earnings (loss) per share includes the impact of the $115.6 million dividend referenced above, in accordance with SAB Topic 1:B.3. In addition, the Company advises the Staff that, as noted above, it has determined that it will not be paying a dividend to its shareholders existing prior to the consummation of this offering, as had been previously contemplated.

The following four responses address the comments of the Staff in its letter to Mr. Gress, dated October 19, 2006:

Prospectus Summary, page 1

1.	Staff’s comment: We note your response to comment 10 of our comment letter dated August 11, 2006. Please revise your discussion of the use of proceeds to identify the payment to Bain Capital.

Response: In response to the Staff’s comment, the Company has revised the disclosure at page 6 of the Registration Statement to disclose the termination fee to be paid to Bain Capital in connection with the offering. The Company advises the Staff that, as noted above, it has determined that it will not be paying a dividend to its

Innophos Holdings, Inc.

October 20, 2006

shareholders existing prior to the consummation of this offering, as had been previously contemplated.

2.	Staff’s comment: Please disclose the dividend amount that each officer will receive.

Response: The Company advises the Staff that, as noted above, it has determined that it will not be paying a dividend to its shareholders existing prior to the consummation of this offering, as had been previously contemplated.

Use of Proceeds, page 27

3.	Staff’s Comment: We note your response to comment 29 of our August 11, 2006 letter. Please revise to disclose the amount and interest rate of the bank debt to be repaid with the proceeds of this offering and cash on hand.

Response: In response to the Staff’s comment, the Company has revised its disclosure at page 28 of the Registration Statement to disclose the amount and interest rate of the bank debt to be repaid with the proceeds of this offering and cash on hand.

4.	Staff’s Comment: We note your response to comment 6 of our letter dated September 21, 2006, as well as the acknowledgements provided at the bottom of page 3 of the response letter. Please note that the representations should be made in the form indicated in our letter dated August 11, 2006.

Response: The Company notes the representations referenced above and advises the Staff that it will include these representations in any acceleration request letter that it submits to the Commission.

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely, /s/ Joshua N. Korff
Joshua N. Korff

cc:	Randy Gress
Richard Heyse

William Farran, Esq.

Jason R. Norton, Esq.

Christopher A. Kitchen, Esq.